Exhibit 99.2

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG

ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (delisted)

ADR ticker symbol: RNG

("R&E" or "the Company")

1.	Application served by Trinity on Messrs. D Nurek, P Gray and the Company.

Shareholders are advised, that on 29 March 2007, Trinity Preferred Provident Fund and four others (“Trinity”), served an application on R&E, its Chairman David Nurek and CEO Peter Gray, in terms whereof, Trinity seeks inter alia, an order against Messrs Nurek and Gray, interdicting and restraining them from involving themselves in, or exercising any powers concerning any issue relating to R&E’s claims against JCI. Trinity contends that Messrs Nurek and Gray stand in a position of conflict.

R&E and Messrs Nurek and Gray are resisting the relief claimed against them.

2.	Further application served by Trinity on The Registrar of Companies and Close Corporations (“the Registrar of Companies”) and R&E.

Shareholders are further informed, that on 3 April 2007, Trinity proceeded with a second application against the Registrar of Companies and R&E in terms of which Trinity seeks inter alia, to review the decision by the Registrar of Companies to convene the General Meeting which was held on 9 March 2007, in accordance with the provisions of Section 179(4) of the Companies Act, and further asks inter alia, that Johann Blersch and Tom Dale be re-instated as Directors of R&E, and that all decisions reached by the Board of R&E post 9 March 2007, be set aside. R&E is taking advice on the application and intends opposing it.

3.	Renewal of cautionary announcement to R&E shareholders.

Until the publication of further information, shareholders are advised to continue to exercise caution in trading their shares over-the-counter.

23 April 2007

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.